Exhibit 99.1

Dominion Diamond Corporation’s Fiscal 2016 Second Quarter Results to Be Released Thursday, September 10, 2015

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--August 25, 2015--Dominion Diamond Corporation (TSX:DDC, NYSE:DDC) (the “Company”) will release its Fiscal 2016 Second Quarter results for the period ended July 31, 2015, after market hours on Thursday, September 10, 2015.

Beginning at 8:30AM (ET) on Friday, September 11, the Company will host a conference call for analysts, investors and other interested parties. Listeners may access a live broadcast of the conference call on the Company's web site at www.ddcorp.ca or by dialing 866-855-4460 within North America or 704-908-0470 from international locations and entering passcode 11295440.

An online archive of the broadcast will be available by accessing the Company's web site at www.ddcorp.ca. A telephone replay of the call will be available two hours after the call through 11:00PM (ET), Friday, September 25, 2015, by dialing 855-859-2056 within North America or 404-537-3406 from international locations and entering passcode 11295440.

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two major producing diamond mines. Both mines are located in the low political risk environment of the Northwest Territories in Canada.

The Company operates the Ekati Diamond Mine through its 88.9% ownership as well as a 65.3% ownership in the surrounding areas containing additional reserves and resources, and also owns 40% of the Diavik Diamond Mine. It supplies rough diamonds to the global market through its sorting and selling operations in Canada, Belgium and India and is the world’s third largest producer of rough diamonds by value.

For more information, please visit www.ddcorp.ca

CONTACT:
Dominion Diamond Corporation
Mr. Richard Chetwode, +44 (0) 7720-970-762
Vice President, Corporate Development
rchetwode@ddcorp.ca
or
Ms. Kelley Stamm, 416-205-4380
Manager, Investor Relations
kstamm@ddcorp.ca